UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company)

INVENTRUST PROPERTIES CORP.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Scott W. Wilton

Executive Vice President, General Counsel and Secretary

InvenTrust Properties Corp.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements Item 6 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2016 (the “Schedule 14D-9”) by InvenTrust Properties Corp., a Maryland corporation (the “Company”), relating to the tender offer by MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, and Coastal Realty Business Trust; and MacKenzie Capital Management, LP (together, the “Offeror”) to purchase up to 4,000,000 shares of the outstanding common stock, par value $0.001 per share, of the Company, at a price equal to $1.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the SEC on August 22, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant in this Amendment.

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by changing the second and third sentences thereof to read as follows:

On September 6, 2016, 64,613 shares of common stock of the Company owned by St. Anthony Padua Charitable Trust, for which J. Michael Borden, the chairman of the Company’s board, is the trustee, were transferred to the trust’s beneficiary, the Anthonian Association of the Friends of St. Anthony of Padua, Inc., another charitable organization. The Anthonian Association has agreed not to transfer the shares for a period of time that exceeds the duration of this Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott W. Wilton
(Signature)

Scott W Wilton,
Executive Vice President, General Counsel and Secretary
(Name and Title)

September 7, 2016
(Date)